Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Tonix Pharmaceuticals Holding Corp. on Form S-3 to be filed on or about May 1, 2018, of our report dated March 9, 2018, on our audits of the consolidated financial statements as of December 31, 2017 and 2016 and for each of the years then ended, which report was included in the Annual Report on Form 10-K. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference of our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

May 1, 2018